Sunterra Corporation
                            3865 W. Cheyenne Avenue.
                            North Las Vegas, NV 89032


May 24, 2006

BY EDGAR Correspondence
-----------------------

Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
100 F. Street, N.E.
Washington, DC  20549


Re:      Sunterra Corporation
         Item 4.02 Form 8-K
         Filed May 3, 2006
         File No. 1-13815
         ----------------

Dear Mr. Jacobs:

On behalf of Sunterra Corporation (the "Company"), this letter responds to your letter dated May 4, 2006, relating to the comment of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") on the above-referenced filing of the Company. We have set forth below the Staff's comment in bold, followed by our response.

Form 8-K Filed May 3, 2006
--------------------------

WE NOTE THAT YOU INTEND TO FILE RESTATED FINANCIAL STATEMENTS. HOWEVER, YOU HAVE NOT INDICATED HOW OR WHEN YOU INTEND TO DO SO. PLEASE TELL US, AND REVISE YOUR FILING TO DISCLOSE, HOW AND WHEN YOU INTEND TO FILE RESTATED FINANCIAL STATEMENTS.

Company Response:

As disclosed in the Company's press release, dated May 3, 2006, which was incorporated by reference into the Company's above-referenced filing, in performing the restatements of its historical financial statements, the Company expects to continue to work with its former independent registered public accounting firm, Grant Thornton LLP, and hopes to complete this effort as expeditiously as possible. As the Company further disclosed in its Notification of Late Filing on Form 12b-25, filed with the Commission on May 11, 2006, the completion of the restatements may depend upon the timing and findings of the ongoing investigation by the Audit and Compliance Committee of the Board of Directors of the Company into various allegations (including accounting improprieties) made by an individual formerly employed by the Company's Spanish operations.

U.S. Securities and Exchange Commission
May 24, 2006
Page 2 of 2



The Company intends to amend its Annual Report on Form 10-K for the fiscal year ended September 30, 2005 and its Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, and such other reports, if any, that the Company determines to be necessary after consultation with its advisors and the staff of the Commission. Upon further determination of the circumstances regarding the restatement, the Company will comply with the Staff's comment to update its disclosure as appropriate.

                                   *    *    *

The Company acknowledges that: it is responsible for the accuracy and adequacy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions regarding the foregoing response, they should call the undersigned or Robert Krawczyk, Vice President - Corporate Controller, at (702) 804-8600. Any additional written Staff comments regarding the foregoing should be directed to the undersigned as well.


Sincerely,

/s/ Steven E. West

Steven E. West
Executive Vice President and Chief Financial Officer


cc:  Amanda Sledge (Division of Corporation Finance)
     Robert Krawczyk (Sunterra Corporation)